[SRSY LETTERHEAD]
Mark A. Sheehan

MSheehan@stradley.com

215.564.8027

July 27, 2010

VIA EDGAR

Deborah O’Neal-Johnson, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549-4720

Re:	MGI Funds
(File Nos. 033-123467 and 811-21732)

Dear Ms. Johnson:

On behalf of MGI Funds (the “Trust” or the “Registrant”), following are the responses to the comments conveyed by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with regard to Post-Effective Amendment Nos. 6/8 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on May 27, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended.  The Amendment was filed for the purposes of:  (i) updating financial and certain other information contained in the prospectuses and the statement of additional information (Parts A and B of the Registration Statement); and (ii) revising disclosure to conform to changes to Form N-1A, including compliance with the new summary prospectus disclosure requirements.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  The Registrant notes that you conveyed the comments of the SEC Staff on July 2, 2010, in a telephone conversation with the undersigned and Fabio Battaglia of Stradley, Ronon, Stevens & Young, LLP, the Trust’s counsel.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Comments Applicable to the Prospectuses

Unless otherwise indicated, each comment applies to the prospectus for the Registrant’s Class S shares (the “Class S Shares Prospectus”) and the prospectus for the Registrant’s Class Y-1, Class Y-2, and Class Y-3 shares (the “Class Y Shares Prospectus”).  For ease of reference,

U.S. Securities and Exchange Commission
July 27, 2010

this letter refers to the Class S Shares Prospectus and the Class Y Shares Prospectus collectively as the “Prospectus.”

Comments Applicable to All Funds

1.	Please state whether the Funds will be using summary prospectuses.

Response:  The Registrant presently does not intend to use summary prospectuses.

2.	Please insert the exchange ticker symbols of the applicable classes of the Funds’ shares on the front cover pages of the Prospectus.

Response:  The exchange ticker symbols have been inserted on the front cover pages of the Prospectus.

3.
Please consolidate the second, third, and fourth sentences of the first paragraph on the front cover pages of the Prospectus, in light of the instruction to Item 1 of Form N-1A that a registrant may include a brief (e.g., one sentence) description of its operations and any additional information.

Response:  The second, third, and fourth sentences of the first paragraph on the front cover pages of the Prospectus have been consolidated into the following sentence:

This prospectus contains information about the [Class S Shares/Class Y Shares] of the Funds that you should read carefully before you invest.

4.	Please delete the disclosure identifying the investment advisor to the Funds that appears on the front cover pages of the Prospectus.

Response:  The disclosure has been deleted.

5.
If the Funds are neither advised by nor sold through an insured depository institution, please delete the disclosure on the front cover pages of the Prospectus that states:  “Not FDIC Insured.  May lose value.  No bank guarantee.”

Response:  The disclosure has been deleted.

6.	In the Fees and Expenses Table (the “Fee Table”) for each Fund, please make the following revisions:

(a)
revise the parenthetical following the heading “Annual Fund Operating Expenses” to state, as provided in Item 3 of Form N-1A:  “(expenses that you pay each year as a percentage of the value of your investment)”;

(b)	revise the “Net Expenses” column heading to state, as provided in Item 3 of Form N-1A: “Total Annual Fund Operating Expenses”;

U.S. Securities and Exchange Commission
July 27, 2010

(c)	modify the Annual Fund Operating Expense tables in the Fee Tables to present the data for each class of shares in columns, rather than in rows;

(d)
delete footnotes 1, 2, and 3 for all Funds except MGI US Small/Mid Cap Growth Equity Fund and MGI US Small/Mid Cap Value Equity Fund; and delete footnotes 1 and 2 for MGI US Small/Mid Cap Growth Equity Fund and MGI US Small/Mid Cap Value Equity Fund; and

(e)	delete the footnote that identifies the types of expenses included in “Other Expenses.” The components of “Other Expenses” may be included in a parenthetical to the caption.

Response:  The Fee Table for each Fund has been revised in accordance with comments 6(a) through 6(e).

7.	In the Expense Example for each Fund, please modify the introductory disclosure, as provided in Item 3 of Form N-1A, to:

(a)	delete the phrase “that all dividends and capital gain distributions are reinvested”; and

(b)	replace the phrase “your cumulative estimated expenses” with the phrase “your costs.”

Response:  The introductory disclosure to the Expense Example for each Fund has been modified in accordance with comments 7(a) and 7(b).

8.
In the section entitled “Summary of the Funds—Principal Investment Strategies,” for each Fund that invests principally in equity securities, include in a parenthetical an example of the types of equity securities in which the Fund principally invests.

Response:  For MGI US Large Cap Growth Equity Fund,1 the disclosure has been revised to state the following (with new language underlined):

The Fund invests principally in equity securities (such as common stock) issued by large capitalization U.S. companies.

9.
The Prospectus discloses that each Fund has adopted a policy pursuant to which the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in certain types of investments, as indicated in the Fund’s name (“80% Policy”).  Disclosure relating to each Fund’s 80% Policy is currently included in the section of the Prospectus entitled “Details about the Funds.”  For each Fund, please add a

1
The same addition has been made to the corresponding sentence for MGI US Large Cap Value Equity Fund, MGI US Small/Mid Cap Growth Equity Fund, MGI US Small/Mid Cap Value Equity Fund, and MGI Non-US Core Equity Fund.

U.S. Securities and Exchange Commission
July 27, 2010

description of the Fund’s 80% Policy to the section entitled “Summary of the Funds—Principal Investment Strategies.”

Response:  For MGI US Large Cap Growth Equity Fund,2 the following disclosure has been added to the section entitled “Summary of the Funds—Principal Investment Strategies”:

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in the equity securities of large capitalization U.S. companies.

10.
If the Funds are neither advised by nor sold through an insured depository institution, please delete the following disclosure, which appears in the section entitled “Summary of the Funds—Principal Risk Factors” for each Fund:

An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  You may lose money by investing in the Fund.

Response:  The disclosure has been deleted.

11.	In the section entitled “Summary of the Funds—Performance of the Fund,” for each Fund, please make the following changes:

(a)	in the third paragraph, delete the first sentence, which indicates that the performance information shown assumes reinvestment of dividends and distributions; and

Response: The disclosure has been deleted.

(b)
if applicable, include a statement, as provided in Item 4(b)(i) of Form N-1A, explaining that updated performance information is available and provide a Web site address and/or toll-free (or collect) telephone number where the updated performance information may be obtained.

Response:  Because updated performance information presently is not available on the Funds’ Web site or by telephone, the requested disclosure has not been added to the Prospectus.

12.	In the section entitled “Summary of Funds—Performance of the Fund,” please make the following changes to the tables showing each Fund’s average annual total returns:

2	A similar revision has been made to the Principal Investment Strategies section of the Summary for each Fund.

U.S. Securities and Exchange Commission
July 27, 2010

(a) change the “Since Inception” column heading to “Life of Fund,” as provided in Item 4(b)(ii) of Form N-1A;

(b)	add a parenthetical to the “Life of Fund” column heading that indicates the date of the Fund’s inception, and delete footnote 1;

(c)	as provided in Item 4(b)(iv) of Form N-1A, reformat the disclosure in footnote 2 as text adjacent to the table depicting the Fund’s performance;

(d)	delete footnotes 3 and 4; and

(e)
relocate the last sentence of footnote 5 (i.e., “The index does not reflect any deduction for fees, expenses, or taxes.”) to a parenthetical immediately following the line item in the table that identifies the name of the index.

Response:  The tables showing the average annual total returns for each Fund and the related footnotes have been revised in accordance with comments 12(a) through 12(e).

13.
In the “Summary of Funds” section, please revise the disclosure related to each portfolio manager to replace the description of the portfolio manager’s length of service to the subadvisor with a description of the portfolio manager’s length of service to the applicable Fund.

Response:  The Registrant has supplemented the disclosure in the Prospectus to describe each portfolio manager’s length of service to the applicable Fund.  In addition, the Registrant has retained a description of each portfolio manager’s length of service to the applicable subadvisor.

14.	In the section entitled “Important Additional Information—Purchase and Sale of Fund Shares,” please delete the final sentence in the third paragraph.3

Response:  The final sentence in the third paragraph has been deleted.

15.
In the section entitled “Additional Risks of the Funds,” please delete the cross-reference to the Summary section for each Fund and insert disclosure describing the principal risks specific to each Fund.

Response:  In the section entitled “Additional Risks of the Funds,” the Registrant has deleted the cross-reference to the Summary section for each Fund.  In addition, the Registrant has inserted disclosure, including a chart, which describes the principal risks specific to each Fund.

3
The sentence states:  “The Transfer Agent or your financial advisor, plan administrator, or recordkeeper, as applicable, must receive your request in proper form before the close of regular trading on the Exchange for you to receive that day’s net asset value (“NAV”).”

U.S. Securities and Exchange Commission
July 27, 2010

16.
In the section entitled “Selective Disclosure of Portfolio Holdings,” the disclosure states that a description of the Funds’ policies and procedures with respect to the disclosure of each Fund’s portfolio securities is available in the SAI. Please add disclosure indicating that this information also is available on the Funds’ Web site, if applicable.

Response:  Because a description of the Funds’ policies and procedures with respect to the disclosure of each Fund’s portfolio securities presently is not available on the Funds’ Web site, the requested disclosure has not been added to the Prospectus.

17.
In the section entitled “Pricing of Fund Shares,” please revise the disclosure to include a statement that the price at which purchases and redemptions of Fund shares are effected is based on the next calculation of the Fund’s net asset value after the purchase or redemption order is placed.

Response:  The first sentence in the first paragraph in the section entitled “Pricing of Fund Shares” has been deleted, and replaced with the following sentence:

The price at which purchases and redemptions of each Fund’s shares are effected is based on the next calculation of the Fund’s NAV after the purchase or redemption order is placed.

18.	Please delete cross-references to the SAI unless such cross-references are required by Form N-1A.

Response:  Cross-references to the SAI that are not required by Form N-1A have been deleted.

Comments Applicable to Specific Funds

19.
MGI US Large Cap Growth Equity Fund and MGI US Small/Mid Cap Growth Equity Fund:  Each Fund’s investment objective does not specifically identify growth of capital as a component of the Fund’s objective.  Please consider revising each Fund’s investment objective, if warranted.

Response:  The Registrant respectfully declines to revise the Funds’ investment objectives.  The Registrant notes that each Fund explicitly includes “capital appreciation” as a component of its investment objective.4

20.	MGI US Large Cap Growth Equity Fund and MGI US Large Cap Value Equity Fund: The current disclosure for the MGI US Large Cap Growth Equity Fund5 states:

4
The investment objective of the MGI US Large Cap Growth Equity Fund is “to provide long-term total return, which includes capital appreciation and income” (emphasis added), and the investment objective of the MGI US Small/Mid Growth Equity Fund is “to provide long-term total return, composed primarily of capital appreciation” (emphasis added).

5	The disclosure for the MGI US Large Cap Value Equity Fund contains similar disclosure, but references the Russell 1000® Value Index.

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July 27, 2010

the Fund considers “large capitalization U.S. companies” to be U.S. companies, at the time of investment, whose market capitalizations exceed the market capitalization of the smallest company included in the Russell 1000® Growth Index, as measured at the end of the preceding month (as of June 30, 2010, $[____] billion).

The current disclosure provides the low end of the market capitalization range.  Please add disclosure that identifies the full range of market capitalizations for companies that the Fund considers to be “large capitalization U.S. companies.”

Response:  Subsequent to our conversation, Mr. Battaglia, on July 16, 2010, on behalf of the Registrant, provided to the Staff information that identifies the low and high ends of the market capitalization range for each of the MGI US Large Cap Growth Equity Fund, the MGI US Large Cap Value Equity Fund, the MGI US Small/Mid Cap Growth Equity Fund, and the MGI U.S. Small/Mid Cap Value Equity Fund.

The Registrant respectfully declines to include disclosure that identifies the full range of market capitalizations for companies that each Fund considers to be “large capitalization U.S. companies,” since there is no upper end to the range, as no company may be too large to be a permissible investment.  The upper “limit” will be whatever the size of the largest capitalization U.S. company happens to be, and the market capitalization of the company at the top of the range will vary over time.

21.
MGI US Small/Mid Cap Growth Equity Fund and MGI US Small/Mid Cap Value Equity Fund:  Disclosure relating to “Portfolio Turnover Risk” is included as a principal risk factor in the section entitled “Summary of the Funds—Principal Risk Factors.”  If this risk is not a principal risk for any particular Fund, please consider deleting the disclosure from this section and including related disclosure in the SAI, if warranted.

Response:  Following discussions with personnel at Mercer Global Investments, Inc., the Funds’ investment advisor, disclosure relating to “Portfolio Turnover Risk” has been added for each Fund.

22.	MGI Core Opportunistic Fixed Income Fund: In the section entitled “Principal Investment Strategies, the “Summary of the Funds—Principal Investment Strategies,” please make the following changes:

(a)	please add a parenthetical indicating that non-investment grade bonds are sometimes referred to as “junk bonds”; and

(b)	please insert a brief definition of the term “duration,” as it is used in that section;

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July 27, 2010

Response: In response to comments 22(a) and 22(b), the disclosure has been revised to state the following (with new disclosure underlined):

The Fund invests principally in investment grade fixed income securities, including government securities and corporate bonds.  The Fund also may invest in non-investment grade bonds (sometimes called high yield or junk bonds), non-U.S. dollar denominated bonds, and bonds issued by issuers located in emerging capital markets.  Generally, the Fund is managed to maintain a duration within 20% of the duration of the Barclays Capital U.S. Aggregate Bond Index (as of June 30, 2010, the duration of the Index was approximately 4.30 years).  Duration is a measure of the sensitivity of the price of a debt security (or a portfolio of debt securities) to changes in interest rates.  The prices of debt securities with shorter durations generally will be less affected by changes in interest rates than the prices of debt securities with longer durations.

(c)
to the extent that the use of derivatives is a principal investment strategy of the Fund, please include a description of that strategy.  Specifically, include descriptions of the types of derivatives used and how the Fund uses them.

Response:  The Registrant has included a description of the Fund’s investment strategy to use derivatives and the types of derivatives in which the Fund may invest.6

23.
MGI Non-US Core Equity Fund:  In the section entitled “Summary of the Funds—Principal Investment Strategies,” please add disclosure describing the criteria for determining whether a company is a “non-U.S. company.”

Response:  The Registrant has inserted disclosure that describes the criteria utilized for the MGI non-US Core Equity Fund in determining whether a company is a “non-U.S. company.”

24.	MGI Core Opportunistic Fixed Income Fund: In the section entitled “Summary of the Funds—Principal Risk Factors,” please make the following changes:

(a)	in the description of Interest Rate Risk, please insert a brief description of the relationship between interest rate risk and duration; and

Response:  The disclosure has been revised to state the following (with new language underlined):

6
The disclosure states: “The Fund also may invest in non-investment grade bonds (securities called high yield or junk bonds), non-U.S. dollar denominated bonds, bonds issued by issuers located in emerging capital markets, and certain derivative instruments, such as options, futures, swap agreements, and mortgage- and asset-backed securities.  The Fund may engage in transactions in derivatives for a variety of purposes, including changing the investment characteristics of its portfolio, enhancing total returns, and as a substitute for taking a position in the underlying asset.” (Emphasis added.)

U.S. Securities and Exchange Commission
July 27, 2010

Interest Rate Risk.  Changes in interest rates may adversely affect the values of the securities held in the Fund’s portfolio.  In general, the prices of debt securities fall when interest rates increase, and rise when interest rates decrease.  ~~Typically, the longer the maturity of a debt security, the more sensitive the debt security is to price shifts as a result of interest rate changes.~~  The prices of debt securities with shorter durations generally will be less affected by changes in interest rates than the prices of debt securities with longer durations.

(b)
to the extent that the use of derivative instruments is a principal investment strategy of the Fund (see comment 22(c) above), please describe the specific risks presented by the types of derivatives and derivative strategies used by the Fund.

Response:  A description of the specific risks presented by derivatives and derivative strategies used by the Fund has been inserted.

25.
MGI Core Opportunistic Fixed Income Fund:  In the section entitled “Summary of the Funds – Tax Information,” please describe the potential impact of capital gains taxes, if any, on shareholders of the Funds.

Response:  Given the Fund’s shareholder base and the Fund’s investment strategies, the Registrant respectfully declines to add additional disclosure in response to the comment.

Comments Applicable to the Statement of Additional Information

26.	Please insert the exchange ticker symbols of the applicable classes of the Funds’ shares on the front cover page of the SAI.

Response:  The exchange ticker symbols have been inserted on the front cover page of the SAI.

27.
Please expand the disclosure relating to the compensation paid to the portfolio managers of the Funds to describe, where applicable, whether salaries are fixed or variable and what benchmarks or other measurements are used to determine incentive payments.

Response:  The revised disclosure has been included.

* * * * * *
In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may

U.S. Securities and Exchange Commission
July 27, 2010

not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8027 or Mr. Battaglia, at (215) 564-8077.

Best regards,

/s/Mark A. Sheehan
Mark A. Sheehan, Esq.

cc:           Scott M. Zoltowski, Esq.
Evelyn DeSimone
                   Mercer Global Investments, Inc.